UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                CHICO'S FAS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   168615 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gary I. Teblum, Esq.
                         Trenam, Kemker, Scharf, Barkin,
                          Frye, O'Neill & Mullis, P.A.
                               2700 Barnett Plaza
                              Tampa, Florida 33602
                                  813-223-7474
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                          JUNE 23, 2000 - JULY 5, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 Pages)

                                  SCHEDULE 13D

-------------------------------                      --------------------------
CUSIP NO.     168615 10 2                            PAGE  2 OF 15 PAGES
-------------------------------                      --------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RODIN, LTD.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                   -0-
       NUMBER OF         -------------------------------------------------------
         SHARES          8         SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH                 2,021,488
       REPORTING         -------------------------------------------------------
         PERSON          9         SOLE DISPOSITIVE POWER
          WITH
                                   -0-
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   2,021,488
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,021,488
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.59%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                      --------------------------
CUSIP NO.     168615 10 2                            PAGE  3 OF 15 PAGES
-------------------------------                      --------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KLEE & CO., L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                   -0-
       NUMBER OF         -------------------------------------------------------
         SHARES          8         SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH                 2,021,488
       REPORTING         -------------------------------------------------------
         PERSON          9         SOLE DISPOSITIVE POWER
          WITH
                                   -0-
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   2,021,488
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,021,488
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.59%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                      --------------------------
CUSIP NO.     168615 10 2                            PAGE  4 OF 15 PAGES
-------------------------------                      --------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HELENE B. GRALNICK
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                   106,667 (1)
       NUMBER OF         -------------------------------------------------------
         SHARES          8         SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH                 2,021,488
       REPORTING         -------------------------------------------------------
         PERSON          9         SOLE DISPOSITIVE POWER
          WITH
                                   106,667 (1)
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   2,021,488
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,128,155
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                      --------------------------
CUSIP NO.     168615 10 2                            PAGE  5 OF 15 PAGES
-------------------------------                      --------------------------


                             NOTES TO PRECEDING PAGE

(1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS AND THAT ARE CURRENTLY EXERCISABLE.

                                  SCHEDULE 13D

-------------------------------                      --------------------------
CUSIP NO.     168615 10 2                            PAGE  6 OF 15 PAGES
-------------------------------                      --------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARVIN J. GRALNICK
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER

                                   330,000 (1)
       NUMBER OF         -------------------------------------------------------
         SHARES          8         SHARED VOTING POWER
      BENEFICIALLY
     OWNED BY EACH                 2,021,488
       REPORTING         -------------------------------------------------------
         PERSON          9         SOLE DISPOSITIVE POWER
          WITH
                                   330,000 (1)
                         -------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                   2,021,488
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,351,488
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                      --------------------------
CUSIP NO.     168615 10 2                            PAGE  7 OF 15 PAGES
-------------------------------                      --------------------------


                             NOTES TO PRECEDING PAGE

(1) REPRESENTS OPTIONS TO PURCHASE SHARES OF COMMON STOCK GRANTED UNDER THE COMPANY'S STOCK OPTION PLANS AND THAT ARE CURRENTLY EXERCISABLE.

SCHEDULE 13D                                                  PAGE 8 OF 15 PAGES
--------------------------------------------------------------------------------


         This Statement constitutes Amendment No. 3 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Chico's FAS, Inc., a Florida corporation (the "Issuer"), as follows:

         1. Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership ("Gralnick Industries"), the Helene B. Gralnick Trust Agreement (the "Helene B. Gralnick Trust") and Helene B. Gralnick, individually (the "Helene Gralnick Initial Statement").

         2. Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership ("Gralnick Enterprises"), the Marvin J. Gralnick Trust Agreement (the "Marvin J. Gralnick Trust") and Marvin J. Gralnick, individually (the "Marvin Gralnick Initial Statement").

         3. Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee ("Amendment No. 1").

         4. Amendment No. 2 to Schedule 13D filed on November 17, 1998 by Rodin, Ltd., a Texas limited partnership ("Rodin"), Klee & Co., L.L.C., a Texas limited liability company ("Klee"), Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee, Captiva, Ltd., a Texas limited partnership ("Captiva"), and Sartre Partners, Ltd, a Texas limited partnership ("Amendment No. 2").

         In December 1998, June 1999, and December 1999, Rodin sold an aggregate of 244,384 shares of the Common Stock in transactions effectuated through a broker, as follows:

--------------------------------------------------------------------------------
  DATE OF TRANSACTION      NUMBER OF SHARES SOLD (1)        PRICE PER SHARE (1)
  -------------------      -------------------------        -------------------
--------------------------------------------------------------------------------
December 4, 1998                     25,000                        $24.000
--------------------------------------------------------------------------------
December 4, 1998                      8,000                        $23.000
--------------------------------------------------------------------------------
December 7, 1998                     14,000                        $23.000
--------------------------------------------------------------------------------
December 8, 1998                      3,000                        $23.000
--------------------------------------------------------------------------------
December 8, 1998                     25,000                        $23.500
--------------------------------------------------------------------------------
December 9, 1998                     10,000                        $23.500
--------------------------------------------------------------------------------
December 10, 1998                    15,000                        $23.500
--------------------------------------------------------------------------------
December 11,1998                      5,000                        $23.250
--------------------------------------------------------------------------------

SCHEDULE 13D                                                  PAGE 9 OF 15 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
December 11, 1998                    25,000                         $23.3125
--------------------------------------------------------------------------------
December 14, 1998                    20,000                          $22.875
--------------------------------------------------------------------------------
June 9, 1999                          2,000                          $26.250
--------------------------------------------------------------------------------
June 9, 1999                          4,384                          $27.000
--------------------------------------------------------------------------------
June 11, 1999                        10,000                          $25.875
--------------------------------------------------------------------------------
June 14, 1999                         5,000                          $25.062
--------------------------------------------------------------------------------
June 14, 1999                        10,000                          $25.000
--------------------------------------------------------------------------------
June 14, 1999                        10,000                          $25.125
--------------------------------------------------------------------------------
June 15, 1999                         1,000                          $25.000
--------------------------------------------------------------------------------
June 15, 1999                         2,000                          $25.187
--------------------------------------------------------------------------------
December 2, 1999                      1,000                          $40.625
--------------------------------------------------------------------------------
December 2, 1999                      1,000                          $40.125
--------------------------------------------------------------------------------
December 2, 1999                      2,000                          $40.750
--------------------------------------------------------------------------------
December 2, 1999                      3,000                          $40.812
--------------------------------------------------------------------------------
December 2, 1999                      5,000                          $41.750
--------------------------------------------------------------------------------
December 2, 1999                      5,000                          $41.500
--------------------------------------------------------------------------------
December 2, 1999                      5,000                          $41.125
--------------------------------------------------------------------------------
December 2, 1999                      6,000                          $39.750
--------------------------------------------------------------------------------
December 2, 1999                      2,000                          $39.812
--------------------------------------------------------------------------------
December 3, 1999                      2,000                          $40.500
--------------------------------------------------------------------------------
December 3, 1999                      1,100                          $41.250
--------------------------------------------------------------------------------
December 3, 1999                      2,000                          $40.500
--------------------------------------------------------------------------------
December 3, 1999                       900                           $40.736
--------------------------------------------------------------------------------
December 17, 1999                     2,500                          $42.000
--------------------------------------------------------------------------------
December 22, 1999                    11,500                          $41.500
--------------------------------------------------------------------------------

(1) Share amounts are actual number of shares sold and prices are actual prices at which shares were sold. Neither have been adjusted to retroactively be restated to take into account the 2 for 1 stock split which was distributed on January 14, 2000.

SCHEDULE 13D                                                 PAGE 10 OF 15 PAGES
--------------------------------------------------------------------------------

         In June 2000 and July 2000, Rodin sold an aggregate of 700,000 shares of the Common Stock in transactions effectuated through a broker, as follows:

--------------------------------------------------------------------------------
   DATE OF TRANSACTION      NUMBER OF SHARES SOLD (2)     PRICE PER SHARE (2)
   -------------------      -------------------------     -------------------
--------------------------------------------------------------------------------
June 22, 2000                         135,000                   $20.1204
--------------------------------------------------------------------------------
June 26, 2000                         15,000                     $19.50
--------------------------------------------------------------------------------
June 26, 2000                          5,000                     $20.00
--------------------------------------------------------------------------------
June 27, 2000                         30,000                     $19.50
--------------------------------------------------------------------------------
June 28, 2000                         45,000                    $19.5625
--------------------------------------------------------------------------------
June 28, 2000                         10,000                     $19.50
--------------------------------------------------------------------------------
June 29, 2000                         100,000                    $20.50
--------------------------------------------------------------------------------
June 29, 2000                          7,500                     $20.375
--------------------------------------------------------------------------------
June 29, 2000                          5,000                     $20.25
--------------------------------------------------------------------------------
June 29, 2000                         25,000                     $20.00
--------------------------------------------------------------------------------
June 30, 2000                          5,000                    $20.0625
--------------------------------------------------------------------------------
June 30, 2000                         25,000                     $20.00
--------------------------------------------------------------------------------
July 3, 2000                          15,000                     $20.00
--------------------------------------------------------------------------------
July 5, 2000                          277,500                    $20.00
--------------------------------------------------------------------------------

(2) Share amounts are actual number of shares sold and prices are actual prices at which shares were sold. Transactions all occurred after the 2 for 1 stock split which was distributed on January 14, 2000.

         This Amendment No. 3 to Schedule 13D also updates beneficial ownership to take into account the vesting since Amendment No. 2 of certain non-qualified stock options to purchase shares of Common Stock granted to Helene B. Gralnick and Marvin J. Gralnick pursuant to the Company's stock option plans and the effect on the number of shares represented thereby by the 2 for 1 stock split distributed on January 14, 2000 (the "Stock Split").

         As to Helene B. Gralnick, (1) all of 30,000 non-qualified stock options (15,000 options prior to the Stock Split) granted to Ms. Gralnick on May 1, 1995 are currently vested, with 10,000 of such options having vested on May 1, 1996, an additional 10,000 of such options having vested on May 1, 1997 and the remaining 10,000 of such options having vested on May 1, 1998, (2) all of 50,000 non-qualified stock options (25,000 options prior to the Stock Split) granted to Ms. Gralnick on May 13, 1997 are currently vested, with 16,666 of such options having vested on May 13, 1998, an

SCHEDULE 13D                                                 PAGE 11 OF 15 PAGES
--------------------------------------------------------------------------------

additional 16,667 of such options having vested on May 13, 1999 and the remaining 16,667 of such options having vested on May 13, 2000, (3) 13,333 of 20,000 non-qualified stock options (10,000 options prior to the Stock Split) granted to Ms. Gralnick on April 14, 1998 are currently vested, with 6,666 of such options having vested on April 14, 1999 and 6,667 of such options having vested on April 14, 2000 and (4) 13,333 of 40,000 non-qualified stock options (20,000 options prior to the Stock Split) granted to Ms. Gralnick on April 16, 1999 are currently vested, such 13,333 options having vested on April 16, 2000.

         As to Marvin J. Gralnick, (1) all of 30,000 non-qualified stock options (15,000 options prior to the Stock Split) granted to Mr. Gralnick on May 1, 1995 are currently vested, with 10,000 of such options having vested on May 1, 1996, an additional 10,000 of such options having vested on May 1, 1997 and the remaining 10,000 of such options having vested on May 1, 1998, (2) all of 200,000 non-qualified stock options (100,000 options prior to the Stock Split) granted to Mr. Gralnick on May 13, 1997 are currently vested, with 66,666 of such options having vested on May 13, 1998, an additional 66,667 of such options having vested on May 13, 1999 and the remaining 66,667 of such options having vested on May 13, 2000, (3) 66,666 of 100,000 non-qualified stock options (50,000 options prior to the Stock Split) granted to Mr. Gralnick on April 14, 1998 are currently vested, with 33,333 of such options having vested on April 14, 1999 and 33,333 of such options having vested on April 14, 2000 and (4) 33,333 of 100,000 non-qualified stock options (50,000 options prior to the Stock Split) granted to Mr. Gralnick on April 16, 1999 are currently vested, such 33,333 options having vested on April 16, 2000.

         Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick, in filing this Statement, each jointly further amend and restate the Schedule 13D as follows:


ITEM 4            PURPOSE OF TRANSACTION.
-----------------------------------------

         All of the transactions occurring in December 1998, June 1999, December 1999, June 2000, and July 2000 were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment.

         Rodin or any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin may from time to time in the future acquire additional securities of the Issuer, including shares of the Common Stock. In addition, from time to time in the future, Rodin and any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin may dispose of securities of the Issuer, including shares of the Common Stock. Except as noted otherwise in this paragraph, at the time of the acquisition, Rodin and the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin had, and at the present time Rodin and the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin continue to have, no independent plans or proposals of the type

SCHEDULE 13D                                                 PAGE 12 OF 15 PAGES
--------------------------------------------------------------------------------



specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D Instructions except that Marvin J. Gralnick and/or Helene B. Gralnick may from time to time, for estate planning purposes, but without obligation, transfer limited partner interests primarily to family members, to irrevocable trusts established for the benefit of family members and to persons in which family members have interests. The intentions of Rodin or any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin with respect to the Common Stock of the Issuer may change at any time in the future, or from time to time in the future. It is possible that in the future, or from time to time in the future, Rodin or any of the persons who are considered for purposes of Rule 13d-3 to beneficially own the shares of Common Stock owned by Rodin may independently develop and implement or engage in one or more of the transactions of the type specified in paragraphs
(a) through (j) of Item 4 of the Schedule 13D Instructions in addition to those which may arise in connection with Ms. Gralnick's and Mr. Gralnick's current, regular, and customary service as officers and directors of the Issuer and the possible exercise of outstanding and vested stock options.

STOCK OPTIONS

         The stock options held by Helene B. Gralnick and Marvin J. Gralnick were granted under the Company's stock option plans, generally at the same time as stock options were granted to other key employees of the Company, in each case to provide incentive to the respective key employee to continue and increase their respective efforts to improve operating results, to remain in the employ of the Company and to have a greater financial interest in the Company. As a result of the vesting of these options, Ms. Gralnick and Mr. Gralnick will each be able to increase their respective ownership of stock in the Company upon exercise of the respective options.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.
------------------------------------------------------

         Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the "Rodin Agreement"). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: Klee & Co., L.L.C. - 83.043 Units, Marvin J. Gralnick - 4,093.270 Units, Helene B. Gralnick - 4,093.270 Units and Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick - - 34.39 Units in the aggregate.

         Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene
B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships, Rodin, Klee, Helene B. Gralnick, and Marvin
J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 2,021,488 shares of the Common Stock

SCHEDULE 13D                                                 PAGE 13 OF 15 PAGES
--------------------------------------------------------------------------------



of the Issuer held by Rodin. Such shares represent 11.59% of the total outstanding shares of the Common Stock of the Issuer as of July 6, 2000.

         In addition, as described herein, Helene B. Gralnick has the option to acquire 106,667 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by Rodin, constitute 12.13% of the total outstanding shares of the Common Stock of the Issuer as of July 6, 2000.

         In addition, as described herein, Marvin J. Gralnick has the option to acquire 330,000 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company's stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 13.24% of the total outstanding shares of the Common Stock of the Issuer as of July 6, 2000.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         See "Item 5 Interest in Securities of the Issuer" for information regarding the Rodin Agreement.

         Rodin is a party to "zero-cost collar" arrangements with respect to certain shares of Common Stock owned by Rodin.

         On December 24, 1998, Rodin entered into a letter agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") pursuant to which Rodin (a) bought from Merrill Lynch a European-style put relating to 159,240 shares of Common Stock (reflects adjustment for the effect of the Stock Split) at a price of $11.0645 per share (reflects adjustment for the effect of the Stock Split) , subject to further adjustment and (b) sold to Merrill Lynch a European-style call relating to 159,240 shares of Common Stock (reflects adjustment for the effect of the Stock Split) at a price of $15.9825 per share (reflects adjustment for the effect of the Stock Split), subject to further adjustment. The put and the call are not exercisable until, and are scheduled to expire, on or about December 26, 2000, and if one of the two is in the money at the close of trading on that date, that option shall be deemed to be automatically exercised. Rodin has the right to determine whether settlement of the put or call, as applicable, will be in cash or in shares of Common Stock. In connection with the foregoing transaction (the "December 1998 Collar"), Rodin granted Merrill Lynch a first priority lien, charge and security interest in the shares of Common Stock held by Merrill Lynch as security for its obligations under the zero-cost collar.

         On January 8, 1999, Rodin entered into a letter agreement with Merrill Lynch providing for a "zero-cost collar" on the same terms as the December 1998 Collar with the following differences:

SCHEDULE 13D                                                 PAGE 14 OF 15 PAGES
--------------------------------------------------------------------------------


(a) the Rodin letter agreement related to 240,760 shares of Common Stock (reflects adjustment for the effect of the Stock Split), (b) the put price is $12.1795 (reflects adjustment for the effect of the Stock Split), subject to further adjustment and the call price is $17.50 (reflects adjustment for the effect of the Stock Split), subject to further adjustment, and (c) the put and call are each scheduled to expire on or about January 8, 2001.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS.
--------------------------------------------------

                  None

SCHEDULE 13D                                                 PAGE 15 OF 15 PAGES
--------------------------------------------------------------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000

RODIN, LTD.

By:      Klee & Co., L.L.C.,
         General Partner

         By:                /s/ MARVIN J. GRALNICK
            ----------------------------------------------
                           Marvin J. Gralnick, Manager

         By:                /s/ HELENE B. GRALNICK
            ----------------------------------------------
                           Helene B. Gralnick, Manager

KLEE & CO., L.L.C.

By:                /s/ MARVIN J. GRALNICK
   --------------------------------------------------
                  Marvin J. Gralnick, Manager

By:                /s/ HELENE B. GRALNICK
   --------------------------------------------------
                  Helene B. Gralnick, Manager

                /s/ HELENE B. GRALNICK
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         Helene B. Gralnick, Individually

                /s/ MARVIN J. GRALNICK
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         Marvin J. Gralnick, Individually